Mail Stop 6010

							August 10, 2005


Mr. Joseph F. Fisher
Executive Vice President and Chief Financial Officer
Platinum Underwriters Holdings, Ltd.
The Belvedere Building
69 Pitts Bay Road
Pembroke, Bermuda HM 08

Re:	Platinum Underwriters Finance Inc.
	Platinum Underwriters Holdings, Ltd.
	Registration Statement on Form S-4
	File Number 333-126883

Dear Mr. Fisher:

      This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004
1. We will be monitoring the accounting disclosure in the Form 10-K for the period ended December 31, 2004 for Platinum Underwriters Holdings, Ltd. You will be receiving our accounting comments under separate cover. All comments will need to be fully resolved before we take final action on the registration statement.

Form S-4

2. We refer you to your registration statement on Form S-1 (No.
333-
86906) that went effective on October 28, 2002. In that S-1, it appears you were offering unit securities which included an ownership interest in a senior note of Platinum Underwriters Finance, Inc. It is unclear to us why Platinum Underwriters Finance has not been filing periodic reports since the effectiveness of that Form S-1. Please provide us with an analysis as to how you determined Platinum
Underwriters Finance was not required to file any periodic reports following the effectiveness of the Form S-1 referenced above.

General
3. We note that you are registering the exchange notes in reliance on
Staff`s position set forth in Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991), and
Shearman & Sterling (July 2, 1993). Accordingly, with your next filing, please provide us with a supplemental letter stating you are registering the exchange offer in reliance on Staff`s position contained in these no-action letters. Also include in the supplemental letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Financial Statements

4. It appears your registration statement is lacking some of the information required by Rule 310(c)(4) of Regulation S-X. Please provide us with analysis as to how you have complied with Rule 310(c)(4) of Regulation S-X for this registration statement.

Signature Page

5. Your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature.
If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing.
Please revise your signature page accordingly.

      *	*	*

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact Song Brandon at (202) 551-3621, Suzanne
Hayes,
Legal Branch Chief at (202) 551-3675 or me at (202) 551-3710 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director


cc:	Linda E. Ransom, Esq.
	Jonathan L. Freedman, Esq.
	Dewey Ballantine LLP
	1301 Avenue of the Americas
	New York, New York  10019


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